As filed with the Securities and Exchange Commission on September 8, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

10x Genomics, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3826	45-5614458
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6230 Stoneridge Mall Road

Pleasanton, California 94588

(925) 401-7300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Serge Saxonov

Chief Executive Officer

10x Genomics, Inc.

6230 Stoneridge Mall Road

Pleasanton, California 94588

(925) 401-7300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Kevin P. Kennedy Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000	Eric S. Whitaker Randy Wu James Bryant 10x Genomics, Inc. 6230 Stoneridge Mall Road Pleasanton, California 94588 (925) 401-7300	Charles S. Kim David Peinsipp Kristin VanderPas Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.00001 per share	4,025,000	$105.21	$423,470,250.00	$54,966.44

(1)	Includes an additional 525,000 shares that the underwriters have the option to purchase.
(2)	Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the maximum price per share and maximum aggregate offering price are based on the average of the $109.97 (high) and $100.45 (low) sale price of the registrant’s Class A common stock as reported on The Nasdaq Global Select Market on September 4, 2020, which date is within five business days prior to filing this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 8, 2020

Preliminary prospectus

3,500,000 shares

Class A common stock

We are offering 3,500,000 shares of our Class A common stock to be sold in this offering.

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are different with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock. Following this offering, outstanding shares of Class B common stock will represent approximately 80.2% of the voting power of our outstanding capital stock (assuming no exercise of the underwriters’ option to purchase additional shares). This means that, for the foreseeable future, investors in this offering and holders of our Class A common stock in the future will not have a meaningful voice in our corporate affairs.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “TXG.” On September 4, 2020, the last reported sale price of our Class A common stock on the Nasdaq Global Select Market was $106.33 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to 10x Genomics, Inc., before expenses	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to 525,000 additional shares of Class A common stock at the public offering price less the underwriting discounts and commissions.

Investing in our Class A common stock involves a high degree of risk. See the section titled “Risk factors” beginning on page 14 of this prospectus and the risk factors in the documents incorporated by reference in this prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2020.

J.P. Morgan	BofA Securities	Cowen

Stifel		William Blair

                        , 2020

In this prospectus, “10x”, “10x Genomics”, the “Company”, “we”, “us” and “our” refer to 10x Genomics, Inc. and, as appropriate, its consolidated subsidiaries, and references to our “common stock” include our Class A common stock and Class B common stock. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

“10X GENOMICS”, “10x”, “10X”, the “10x” and “10X” logos, “Chromium”, “Visium”, “Feature Barcoding”, “Chromium Connect”, “GEM”, “Next GEM” and other trade names, trademarks or service marks of 10x appearing in this prospectus are the property of 10x Genomics. For ease of reference, the trademarks, trade names and service marks used in this prospectus are used without the TM and ® symbols, but that does not mean that we will not assert, to the full extent permitted by law, our full rights and the rights of our licensors over our trademarks. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

i

For investors outside of the United States: We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus from our filings with the SEC listed under the section of this prospectus titled “Incorporation by reference.” This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should carefully read this entire prospectus and the information incorporated by reference in this prospectus, as well as any free writing prospectus prepared by us or on our behalf, including the sections of this prospectus titled “Special note regarding forward-looking statements” and “Risk factors” and the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and our consolidated financial statements and related notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 27, 2020 (our “Annual Report”) and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of operations” and our consolidated financial statements and related notes in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed on August 12, 2020 (our “Quarterly Report”), which are incorporated by reference in this prospectus before making an investment decision.

10x Genomics, Inc.

Mission

Our mission is to accelerate the mastery of biology to advance human health.

Overview

We are a life science technology company building products to interrogate, understand and master biology. Our integrated solutions include instruments, consumables and software for analyzing biological systems at a resolution and scale that matches the complexity of biology. We have built deep expertise across diverse disciplines including chemistry, biology, hardware and software. Innovations in all of these areas have enabled our rapidly expanding suite of products, which allow our customers to interrogate biological systems at previously inaccessible resolution and scale. Our products have enabled researchers to make fundamental discoveries across multiple areas of biology, including oncology, immunology and neuroscience, and have helped empower the single cell revolution hailed by Science magazine as the 2018 ‘“Breakthrough of the Year” and the technological advancements in single cell multimodal omics hailed by Nature Methods journal as the 2019 “Method of the Year.” Our Single Cell ATAC solution was named one of the top 10 life sciences innovations of 2019 by The Scientist magazine. Since launching our first product in mid-2015 through June 30, 2020, we have sold 1,993 instruments to researchers around the world, including 97 of the top 100 global research institutions as ranked by Nature in 2018 based on publications and 19 of the top 20 global biopharmaceutical companies by 2018 revenue. We believe that this represents the very beginning of our penetration into multiple large markets. We expect that 10x will power a “Century of Biology,” in which many of humanity’s most pressing health challenges will be solved by precision diagnostics, targeted therapies and cures to currently intractable diseases.

The “10x” in our name refers to our focus on opportunities with the greatest potential for exponential advances and impact. We believe that the scientific and medical community currently understands only a tiny fraction of the full complexity of biology. The key to advancing human health lies in accelerating this understanding. The human body consists of over 40 trillion cells, each with a genome of 3 billion DNA base pairs and a unique epigenetic program regulating the transcription of tens of thousands of different RNAs, which are then translated into tens of thousands of different proteins. Progress in the life sciences will require the ability to measure biological systems in a much more comprehensive fashion and to experiment on biological systems at fundamental resolutions and massive scales, which are inaccessible with existing technologies. We believe that our technologies overcome these limitations, unlocking fundamental biological insights essential for advancing human health.

Resolution and scale are the imperatives underlying our technologies and products. Our Chromium and Visium product lines provide this resolution and scale along distinct but complementary dimensions of biology. Our Chromium products enable high throughput analysis of individual biological components, such as up to millions of single cells. They use our precisely engineered reagent delivery system to divide a sample into individual components in up to a million or more partitions, enabling large numbers of parallel micro-reactions. In this manner, a large population of cells can be segregated into partitions and analyzed on a cell-by-cell basis. Our Visium products enable analysis of biological molecules within their spatial context, providing the locations of analytes that give insight into higher order biological structure and function. Our Visium platform uses high density DNA arrays with DNA sequences that encode the physical locations of biological analytes within a sample, such as a tissue section. Our products utilize our sensitive and robust molecular assays to convert biological analytes into detectable signals, enabling researchers to obtain vast amounts of information about diverse biological analytes together with their single cell and spatial context. Finally, we provide highly sophisticated and scalable software for analyzing the raw data researchers generate and presenting it in a form that is readily understood by biologists.

Our product portfolio consists of multiple integrated solutions that include instruments, consumables and software. These solutions guide customers through the workflow from sample preparation to sequencing on third-party sequencers that are commonly available in research settings to subsequent analysis and visualization.

Each of our solutions is designed to interrogate a major class of biological information that is impactful to researchers:

•	Our single cell solutions, all of which run on our Chromium instruments, include:

•	Single Cell Gene Expression for measuring gene activity on a cell-by-cell basis;

•	Single Cell Immune Profiling for measuring the activity of immune cells and their targets;

•	Single Cell ATAC for measuring epigenetics, including the physical organization of DNA;

•	Single Cell Multiome ATAC + Gene Expression for measuring the genetic activity and epigenetic programming in the same cells across tens of thousands of cells in a single experiment; and

•	Single Cell CNV for measuring cellular heterogeneity through DNA changes such as copy number variation.

•

Our Visium spatial gene expression solution for measuring spatial gene expression patterns across a single tissue sample or gene expression and protein co-detection when combined with Immunofluorescence.

Our Feature Barcoding technology, which is currently compatible with our Single Cell Gene Expression and Immune Profiling solutions, allows researchers to simultaneously measure multiple analytes, such as protein and RNA, within the same set of cells or tissues.

Our Targeted Gene Expression solution, which is currently compatible with our Single Cell Gene Expression and Immune Profiling Solutions and we expect will become available for our Visium Spatial Gene Expression Solution imminently, allows researchers to target the genes most relevant for their research, validate their hypotheses faster and reduce sequencing costs.

Collectively, our solutions enable researchers to interrogate, understand and master biology at the appropriate resolution and scale.

As of June 30, 2020, we employed a commercial team of over 250 employees, many of whom hold Ph.D. degrees, who help drive adoption of our products and support our vision. We prioritize creating a superior user experience from pre-sales to onboarding through the generation of novel publishable discoveries, which drive awareness and adoption of our products. We have a scalable, multi-channel commercial infrastructure including a direct sales force in North America and certain regions of Europe and distribution partners in Asia, certain regions of Europe, Oceania, South America, the Middle East and Africa that drives our customer growth. This is supplemented with an extensive and highly specialized customer service infrastructure with Ph.D.-level specialists. We currently have customers in more than 40 countries.

As of July 31, 2020, worldwide we owned or exclusively licensed over 250 issued or allowed patents and over 500 pending patent applications. We also license additional patents on a non-exclusive and/or territory restricted basis. Our intellectual property portfolio includes foundational patents related to single cell analysis, epigenomics, spatial analysis and multi-omics.

Our revenue was $146.3 million and $245.9 million for the years ended December 31, 2018 and 2019, respectively, representing an annual growth rate of 68%. Our revenue was $109.4 million and $114.8 million for the six months ended June 30, 2019 and 2020, respectively, representing an annual growth rate of 5%. We generated net losses of $112.5 million and $31.3 million for the years ended December 31, 2018 and 2019, respectively. We generated net losses of $14.5 million and $61.3 million for the six months ended June 30, 2019 and 2020, respectively.

The following is a chronology of key events since our inception.

Directions in Genomics

Biology is staggeringly complex. The cell is the basic, fundamental organizational unit of all biological organisms. A human being starts from a single cell, which divides into over 40 trillion cells to create the tissues that enable all necessary functions in the human body. Within each of these trillions of cells exists a distinct genome, epigenome, transcriptome and proteome, which together collectively constitute the rich architecture of biology. Genomics is a broad, highly-interdisciplinary field that studies this architecture at a system-wide level.

The Human Genome Project, which was completed in 2003, and subsequent genomics research have been foundational in enabling new research and clinical applications. However, we believe that much of the promise of genomics remains unfulfilled due to the tremendous underlying complexity of biology, of which the scientific and medical community currently understands only a tiny fraction. We believe technologies that enable researchers to measure the full complexity of biology are needed to understand how cell-to-cell variations in genomes, epigenomes, transcriptomes and proteomes give rise to function or dysfunction. To accomplish this, we believe researchers need to characterize every cell type in every tissue in the human body at a full molecular and cellular level, including how cells are spatially arranged. Technologies are also needed for moving beyond the cataloguing of biological complexity and into performing experiments to understand the impact of active changes to biological systems.

This presents an enormous challenge because of the limited capabilities of existing tools for accessing biology at the molecular and cellular level. Some of these limitations are:

•	Average, or “bulk”, measurements obscure underlying differences between different biological units, such as individual cells;

•	Low throughput prevents requisite sampling of the underlying complexity—for example, when only a few hundred cells can be evaluated at a time;

•	Limited number of biological analytes are interrogated, giving a myopic view of only a few biological processes;

•	Limited ability for multi-omic interrogation;

•	Inefficient use of sample to generate a signal of sufficient strength to analyze the biological molecules of interest; and

•	Inadequate bioinformatics and software tools.

We believe technologies that address these limitations will serve large and unmet market needs by providing a better understanding of molecular and cellular function, the origin of disease and how to improve treatment.

Our solutions

We have built and commercialized multiple product lines that allow researchers to interrogate, understand and master biological systems at a resolution and scale commensurate with the complexity of biology, overcoming the limitations of existing tools.

Our Chromium platform, Visium platform, molecular assays and software constitute the building blocks of our integrated solutions. These shared building blocks allow us to rapidly build and improve our solutions for studying biology at the appropriate resolution and scale:

•	Our Chromium platform enables high-throughput analysis of individual biological components.

•	Our Visium platform empowers researchers to identify where biological components are located and how they are arranged with respect to each other, otherwise referred to as “spatial analysis.”

•	Our molecular assays are used with our Chromium and Visium platforms, to provide sensitive and robust biochemistries that convert minute amounts of biological analytes into detectable signals.

•	Our software transforms large amounts of raw data into usable results, giving researchers user-friendly tools to dynamically explore these results.

To date, more than 1,500 peer-reviewed articles have been published based on data generated using our products. More than 200 of these articles were published in three of the most highly-regarded journals: Cell, Nature and Science.

Our market opportunity

We believe our solutions, which enable a comprehensive view of biology, target numerous market opportunities across the more than $50 billion global life sciences research tools market. We view much of this total market opportunity as ultimately accessible to us due to our ability to answer a broad diversity of biological questions. Based on the capabilities of our current solutions, and focusing solely on cases where our current solutions offer alternative or complementary approaches to existing tools, we believe, based on our internal estimates, we could access approximately $13 billion of the global life sciences research tools market. We believe we can further drive growth across our current and adjacent markets by improving, or enabling new uses and applications of, existing tools and technologies, as our solutions allow researchers to answer questions that may be impractical or impossible to address using existing tools.

Our competitive strengths

We believe our continued growth will be driven by the following competitive strengths:

•	Our position as a leader in a large and growing market;

•	Our proprietary technologies;

•	Our rigorous product development processes and scalable infrastructure;

•	Our customer experience and broad commercial reach; and

•	Our experienced multidisciplinary team.

Our growth strategy

Our growth strategy includes the following key elements:

•	Develop critical enabling technologies;

•	Expand the installed base of our Chromium instruments;

•	Strengthen use and adoption of our consumables;

•	Identify the most relevant technologies, create or acquire such technologies and develop them into new products; and

•	Promote our platforms as the standard for single and spatial cell analysis.

Risk factors

Investing in our Class A common stock involves risk. You should carefully consider all the information in, or incorporated by reference in, this prospectus prior to investing in our Class A common stock. These risks are discussed more fully in the section of this prospectus titled “Risk factors” immediately following this prospectus summary and in the documents incorporated by reference in this prospectus.

Recent Developments

CartaNA AB acquisition

On August 21, 2020, we completed the acquisition of CartaNA AB, a privately held company based in Stockholm, Sweden for an all cash purchase price of $41.2 million. Cartana was founded by a group of scientists from Stockholm University and Karolinska Institute, including In Situ analysis pioneer Mats Nilsson. CartaNA AB is developing In Situ RNA analysis technology, consisting of a suite of proprietary reagents, which aims to enable researchers to visualize spatially resolved RNA expression profiles with sub-cellular resolution throughout fresh frozen or formalin-fixed, paraffin-embedded tissue sections. We view the CartaNA AB technology as highly complementary to our existing Chromium single cell and Visium spatial platforms, and we plan to integrate that technology in future product improvements. The CartaNA AB team will join our Swedish research center that was started with the acquisition of Spatial Transcriptomics in 2018. All of our obligations under the acquisition agreement have been fully performed.

COVID-19 pandemic update

On August 11, 2020, we announced our results of operations for our fiscal quarter ended June 30, 2020, and on August 12, 2020, we filed our Quarterly Report for such period, which is incorporated by reference in this prospectus. You are encouraged to read the Quarterly Report. As further described herein and in the Quarterly Report, the global COVID-19 pandemic has disrupted our results of operations, and there is considerable uncertainty around its duration and scope. We expect these disruptions to continue to impact our operating results; however, the extent of the financial impact and duration cannot be reasonably estimated at this time. For further discussion of the risks relating to the impacts of the COVID-19 pandemic, see the section of the Quarterly Report incorporated herein by reference in this prospectus titled “Risk Factors,” generally, and “Risk Factors—The impacts and potential impacts of the COVID-19 pandemic continue to create significant uncertainty for our business, financial condition and results of operations,” specifically.

Corporate information

We were incorporated in the State of Delaware on July 2, 2012 under the name Avante Biosystems, Inc. We changed our name to 10X Technologies, Inc. in September 2012 and to 10x Genomics, Inc. in November 2014. Our principal executive offices are located at 6230 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (925) 401-7300. Our website is https://www.10xgenomics.com. Neither our website nor the information contained in or accessible from our website is incorporated into this prospectus or the registration statement of which it forms a part, and investors should not rely on such information in deciding whether to invest in our Class A common stock.

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company through December 31, 2020 at which time we will transition to becoming a large “accelerated filer”, as defined in the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Until such date we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the Securities and Exchange Commission (the “SEC”). These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements in this prospectus and only two years of related “Management’s Discussion and Analysis of Financial Condition and results of operations” in our periodic reports and registration statements, including as incorporated by reference in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

For additional information, see the section of this prospectus titled “Risk factors—Risks related to this offering and ownership of our Class A common stock—We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.”

The offering

Class A common stock offered by us	3,500,000 shares.

Underwriters’ option to purchase additional shares of Class A common stock from us	The underwriters have been granted an option to purchase up to 525,000 additional shares of our Class A common stock from us at any time within 30 days from the date of this prospectus.

Class A common stock outstanding immediately after giving effect to this offering	73,894,686 shares (or 74,419,686 shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock outstanding immediately after giving effect to this offering	29,864,496 shares.

Total Class A common stock and Class B common stock outstanding immediately after giving effect to this offering	103,759,182 shares (or 104,284,182 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from the shares of Class A common stock that we are offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $354.4 million (or approximately $407.7 million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed public offering price of $106.33 per share.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to invest in or acquire businesses, products, technologies including obtaining intellectual property rights, or real estate. While we are continuously and actively evaluating such opportunities, we do not have any binding agreements or commitments for any material acquisitions at this time. See the section of this prospectus titled “Use of proceeds.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Each share of our Class B common stock entitles its holder to ten votes on all matters to be voted on by stockholders generally.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Additionally, our executive officers, directors and holders of 5% or more of our common stock will hold, in the aggregate, approximately 81.1% of the voting power of our outstanding capital stock following this offering. See the sections of this prospectus titled “Principal stockholders” and “Description of capital stock” for additional information.

Dividend policy	We do not intend to pay dividends on our Class A common stock in the foreseeable future. See the section of this prospectus titled “Dividend policy.”

Risk factors	See the section of this prospectus titled “Risk factors” and the other information included, and incorporated by reference, in this prospectus for a discussion of risks you should carefully consider before investing in our Class A common stock.

Nasdaq Global Select Market trading symbol	“TXG”

Unless we specifically state otherwise or the context otherwise requires, the number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on 70,394,686 shares of our Class A common stock and 29,864,496 shares of our Class B common stock outstanding as of June 30, 2020 and excludes:

•	13,507,230 shares of Class A common stock issuable upon exercise of stock options outstanding as of June 30, 2020, at a weighted-average exercise price of $16.72 per share;

•	702,610 shares of Class A common stock issuable upon the settlement of restricted stock units outstanding as of June 30, 2020;

•	125,255 shares of Class A common stock issuable upon exercise of stock options granted after June 30, 2020, at a weighted-average exercise price of $98.93 per share;

•	126,276 shares of Class A common stock issuable upon the settlement of restricted stock units granted after June 30, 2020;

•	7,756,220 shares of Class A common stock available for future issuance under our 10x Genomics, Inc. 2019 Omnibus Incentive Plan (the “Omnibus Incentive Plan”); and

•	1,881,782 shares of Class A common stock available for future issuance under our 10x Genomics, Inc. 2019 Employee Stock Purchase Plan (the “ESPP”).

Unless we specifically state otherwise or the context otherwise requires, this prospectus reflects and assumes the following:

•	no exercise of the outstanding stock options described above;

•	outstanding shares include 100,000 shares of Class A common stock issued upon the early exercise of stock options and subject to repurchase as of June 30, 2020; and

•	no exercise by the underwriters of their option to purchase additional shares of our Class A common stock in this offering.

Summary consolidated financial and other data

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. We have derived the summary consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 from our audited consolidated financial statements and related notes incorporated by reference in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the summary consolidated balance sheet data as of June 30, 2020 from our unaudited condensed consolidated financial statements and related notes incorporated by reference in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of results that may be expected in the future. You should read the following summary consolidated financial data together with our audited consolidated financial statements and our unaudited condensed consolidated financial statements and the related notes incorporated by reference in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus from our Annual Report and our Quarterly Report.

(in thousands, except share and per share data)	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
				(unaudited)

Consolidated statements of operations data:
Revenue	$71,085	$146,313	$245,893	$109,397	$114,810
Cost of revenue(1)	10,560	28,661	61,033	28,971	25,160

Gross profit	60,525	117,652	184,860	80,426	89,650

Operating expenses:
Research and development(1)	32,164	47,537	83,097	32,999	53,527
In-process research and development	—	62,363	—	—	—
Selling, general and administrative(1)	46,736	87,936	130,834	59,464	94,803
Accrued contingent liabilities	—	30,580	1,502	1,360	624

Total operating expenses	78,900	228,416	215,433	93,823	148,954

Loss from operations	(18,375)	(110,764)	(30,573)	(13,397)	(59,304)

Other income (expense):
Interest income	308	1,024	2,805	505	1,443
Interest expense	(811)	(2,409)	(3,079)	(1,379)	(968)
Other income (expense), net	137	(249)	(186)	(141)	(240)
Loss on extinguishment of debt	—	—	—	—	(1,521)

Total other income (expense)	(366)	(1,634)	(460)	(1,015)	(1,286)

Loss before provision for income taxes	(18,741)	(112,398)	(31,033)	(14,412)	(60,590)
Provision for income taxes	21	87	218	102	720

Net loss	$(18,762)	$(112,485)	$(31,251)	$(14,514)	$(61,310)

Net loss per share, basic and diluted(2)	$(1.62)	$(8.40)	$(0.80)	$(0.96)	$(0.63)

Weighted-average shares used to compute net loss per share, basic and diluted(2)	11,587,751	13,392,273	39,091,336	15,187,258	97,903,687

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,			Six months ended June 30,
(in thousands)	2017	2018	2019	2019	2020
Cost of revenue	$44	$85	$325	$90	$710
Research and development	801	1,030	5,721	1,798	8,931
Selling, general and administrative	816	1,543	7,287	2,496	10,932

Total stock-based compensation expense	$1,661	$2,658	$13,333	$4,384	$20,573

(2)	See Note 2 and Note 9 to our condensed consolidated financial statements included in our Quarterly Report and Note 2 and Note 11 to our consolidated financial statements included in our Annual Report for further details on the calculation of net loss per share, basic and diluted and the weighted-average shares used to compute net loss per share, basic and diluted.

	As of June 30, 2020
(in thousands)	Actual	As adjusted(1)(2)
	(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$339,840	$694,248
Working capital(3)	329,404	683,812
Total assets	582,802	937,210
Total current liabilities	122,180	122,180
Total liabilities	191,533	191,533
Accumulated deficit	(323,677)	(323,677)
Total stockholders’ equity	391,269	745,677

(1)	The as adjusted consolidated balance sheet data table above reflects our receipt of net proceeds from the sale of 3,500,000 shares of Class A common stock in this offering at the assumed public offering price of $106.33 per share, which was the last sale price of our Class A common stock as reported by the Nasdaq Global Select Market on September 4, 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Excludes the effect of (i) our acquisition of all outstanding shares of CartaNA AB for an all cash purchase price of approximately $41.2 million which closed on August 21, 2020 and (ii) our previously announced pending acquisition of certain real estate in Pleasanton, California for an aggregate cash purchase price of $29.8 million.

(3)	Working capital is calculated as current assets less current liabilities. See our condensed consolidated financial statements and related notes incorporated by reference in this prospectus for further details regarding our current assets and current liabilities.

Key business metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Instrument installed base

We define the instrument installed base as the cumulative number of Chromium instruments sold since inception.

The table below sets forth our instrument installed base as of the dates presented:

	As of December 31,			As of June 30,
	2017	2018	2019	2019	2020
Instrument installed base	491	1,021	1,666	1,284	1,993

Consumable pull-through per instrument

We define consumable pull-through per instrument as the total consumables revenue in the given period divided by the average instrument installed base during that period. We calculate the average instrument installed base for a given period using the instrument installed base as of the last day of the prior period and the instrument installed base as of the last day of the given period. We calculate a year-to-date consumable pull-through per instrument figure by summing the quarterly pull-through for the quarters in a given year.

The table below sets forth the consumable pull-through per instrument for the periods presented:

	Year ended December 31,			Six months ended June 30,
(in thousands)	2017	2018	2019	2019	2020
Consumable pull-through per instrument	$140	$148	$158	$81	$53

For additional information, see the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of operations—Key Business Metrics” in our Annual Report and our Quarterly Report, which are incorporated by reference in this prospectus.

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, including our financial statements and related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and our Quarterly Report, which are incorporated by reference, before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our Class A common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the market price of our Class A common stock. In addition, the impacts of the COVID-19 pandemic may exacerbate the risks described below as well as risks and uncertainties not presently known to us.

Risks related to this offering and ownership of our Class A common stock

The market price of our Class A common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The public offering price for the Class A common stock sold by us will be determined through negotiations with the underwriters. This public offering price may differ from the market price of our Class A common stock before or after the offering. As a result of the offering, you may not be able to sell your shares of our Class A common stock purchased prior to or during this offering at or above the public offering price.

The trading price of our Class A common stock has been and may continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, after opening at $39.00 per share at our initial public offering, our common stock has experienced an intra-day trading high of $115.90 per share and a low of $45.11 per share through September 4, 2020. In addition to the factors discussed in this section and elsewhere in this report, these factors include:

•	the timing of our launch of future products and degree to which the launch and commercialization thereof meets the expectations of securities analysts and investors;

•	the outcomes of and related rulings in the litigation and administrative proceedings in which we are currently or may in the future become involved;

•

the timing and rate of market acceptance of our Next GEM microfluidic chips, the successful transition of our customers to our Next GEM microfluidic chips and our ability to make our Next GEM microfluidic chip work with all of our solutions;

•	the failure or discontinuation of any of our product development and research programs;

•	changes in the structure or funding of research at academic and research laboratories and institutions, including changes that would affect their ability to purchase our instruments or consumables;

•	the success of existing or new competitive businesses or technologies;

•	announcements about new research programs or products of our competitors;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	litigation and governmental investigations involving us, our industry or both;

•	regulatory or legal developments in the United States and other countries;

•	volatility and variations in market conditions in the life sciences sector generally, or the genomics sector specifically;

•	investor perceptions of us or our industry;

•	the level of expenses related to any of our research and development programs or products;

•

actual or anticipated changes in our estimates as to our financial results or development timelines, variations in our financial results or those of companies that are perceived to be similar to us or changes in estimates or recommendations by securities analysts, if any, that cover our Class A common stock or companies that are perceived to be similar to us;

•	whether our financial results meet the expectations of securities analysts or investors;

•	the announcement or expectation of additional financing efforts;

•	announcements by us or our competitors of acquisitions or other strategic transactions;

•	stock-based compensation expense under applicable accounting standards;

•	sales of our Class A common stock or Class B common stock by us, our insiders or other stockholders;

•	the expiration of market standoff or lock-up agreements;

•	general economic, industry and market conditions;

•	natural disasters, infectious diseases, epidemics or pandemics including COVID-19, outbreaks or major catastrophic events; and

•	the other factors described in this “Risk factors” section and in the documents incorporated by reference in this prospectus.

In recent years, stock markets in general, and the market for life sciences technology companies in particular (including companies in the genomics, biotechnology, diagnostics and related sectors), have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our Class A common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Sales of a substantial number of shares of our Class A common stock by our existing stockholders during this offering could cause the price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time following the expiration of the market standoff and lock-up agreements or the early release of these agreements or the perception in the market that the holders of a large number of shares of Class A common stock intend to sell shares and could reduce the market price of our Class A common stock. After giving effect to the issuance and sale of 3,500,000 shares of Class A common stock by us in this offering, we will have

73,894,686 shares of Class A common stock outstanding and 29,864,496 shares of Class B common stock outstanding. Of these shares, the 3,500,000 shares of Class A common stock we are selling in this offering and all other shares of our Class A common stock held by stockholders other than our affiliates may be resold in the public market immediately, unless purchased by our affiliates. 18,848,028 shares of our Class A common stock and Class B common stock, or 25.5% of our outstanding shares of Class A common stock after this offering are currently prohibited or otherwise restricted from being sold in the public market under lock-up agreements entered into by all of our directors and executive officers who are our affiliates, in their individuals capacities, and on behalf of their respective affiliated funds, with the underwriters. The restrictions in these agreements do not apply to existing and planned trading plans. We have received notice from these individuals and entities subject to the lock-up which in the aggregate will allow for the sale or distribution pursuant to such trading plans of up to 1,764,750 total shares prior to December 31, 2020. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, and Rule 144 and Rule 701 under the Securities Act of 1933, as amended (the “Securities Act”).

Moreover, holders of up to 1,849,269 shares of our Class A common stock and 24,493,756 shares of our Class B common stock have rights, subject to conditions, to require us to file registration statements with the SEC covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders as described in the section of this prospectus titled “Description of capital stock—Registration rights.” We have also registered all shares of Class A common stock that we may issue under our equity compensation and employee stock purchase plans. These shares can be freely sold in the public market upon issuance and, if applicable, vesting, subject to our insider trading policy, where applicable, and applicable securities laws including volume limitations applicable to affiliates under Rule 144 and Rule 701. Sales of Class A common stock in the public market as part of this offering or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock. See the section of this prospectus titled “Shares eligible for future sale” for more information regarding shares of Class A common stock that may be sold in the public market after this offering.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution as a result of this offering.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution of $99.35 per share, representing the difference between the assumed public offering price of $106.33 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and our as adjusted net tangible book value per share after giving effect to the issuance and sale of 3,500,000 shares of Class A common stock by us in this offering. As of June 30, 2020, there were 13,507,230 shares of our Class A common stock subject to outstanding stock options with a weighted-average exercise price of $16.72 per share. As of June 30, 2020, there were 702,610 shares of our Class A common stock subject to outstanding restricted stock units issuable upon the settlement of such restricted stock units. To the extent that these outstanding stock options are ultimately exercised, that these restricted stock units ultimately settle or the underwriters exercise their option to purchase additional shares of our Class A common stock, you will incur further dilution. See the section of this prospectus titled “Dilution” for more information.

Raising additional capital may cause dilution to our existing stockholders or restrict our operations and you may experience dilution as a stockholder due to outstanding stock options and restricted stock units.

We anticipate that we will seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements in the future to fund our operations. We, and indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Our decision to issue debt or equity securities will also depend on contractual, legal and other restrictions that may limit our ability to raise additional capital. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness in the future could result in fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Certain of the foregoing transactions may require us to obtain stockholder approval, which we may not be able to obtain.

The multi-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our initial public offering and may depress the trading price of our Class A common stock.

Our Class A common stock, which is the stock we are offering in this offering, has one vote per share, and our Class B common stock has ten votes per share, except as otherwise required by law. Following this offering, our directors, executive officers and holders of more than 5% of our common stock, and their respective affiliates, will hold in the aggregate 81.1% of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively control a majority of the combined voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval. This concentrated control is expected to limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes where sole dispositive power and exclusive voting control with respect to the shares of Class B common stock is retained by the transferring holder and transfers between our co-founders. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted entities of such stockholder (as described in our amended and restated certificate of incorporation), will convert automatically into one share of Class A common stock upon the death of such natural person. In the event of the death or permanent and total disability of a co-founder, shares of Class B common stock held by such co-founder or his permitted entities will convert to Class A common stock, provided that the conversion will be deferred for nine months, or up to 18 months if approved by a majority of our independent directors, following his death or permanent and total disability. Transfers between our co-founders are permitted transfers and will not result in conversion of the shares of Class B common stock that are transferred. See the section of this prospectus titled “Description of capital stock—Common stock—Conversion of Class B common stock” for additional information about conversions. The conversion of Class B common stock to Class A common stock has had, and will continue to have, the effect, over time, of increasing the relative voting power of those individual holders of Class B common stock who retain their shares in the long term. To date, such conversions have had the effect of increasing the relative voting power of our co-founders and certain of our directors and will continue to have such an effect if our co-founders and such directors retain their shares in the long term.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are currently an “emerging growth company,” as defined in the JOBS Act and will remain so until January 1, 2021 at which time we will become a large accelerated filer. For so long as we remain an emerging growth company, we are permitted by SEC rules and plan to rely on exemptions from certain disclosure requirements that are applicable to other SEC-registered public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the SOX, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included or incorporated all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices, including maintaining an effective system of internal controls over financial reporting. We will no longer qualify as an “emerging growth company” as of January 1, 2021 and will be required to comply with certain provisions of SOX and will no longer take advantage of reduced disclosure requirements.

As a public company, and particularly after we are no longer an emerging growth company beginning on January 1, 2021, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Dodd-Frank Wall Street Reform and Consumer Protection Act, SOX, the listing requirements of Nasdaq and other applicable federal and Delaware rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our being a public company and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The rules and regulations applicable to us as a public company and recent trends in the insurance market have made it more expensive for us to obtain director and officer liability insurance. We have currently obtained only director and officer liability coverage (commonly referred to as “Side A” coverage). This means that while our directors and officers have direct insurance coverage for acts which the company is not legally required or permitted to indemnify them, the company itself does not have coverage for amounts incurred in defending, among other things, stockholder derivative or securities class action lawsuits or in the event of certain investigative actions, for amounts it must pay as a result of such suits or amounts it must pay to indemnify our directors or officers. We are in essence self-insuring for these costs. Any costs incurred in connection with such litigation could have a material adverse effect on our business, financial condition and results of operations.

In September 2018, California enacted a law that requires publicly held companies headquartered in California to have at least one female director by the end of 2019 and at least three by the end of 2021, depending on the size of the board. The law would impose financial penalties for failure to comply. We are currently in compliance with the requirements of the law but we may incur costs associated with complying with the law in future years, including costs associated with expanding our board of directors or identifying qualified candidates for appointment to our board of directors, or financial penalties or harm to our brand and reputation if we fail to comply. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with the filing of our Annual Report on Form 10-K for the year ended December 31, 2020. However, while we remain an emerging growth company until January 1, 2021, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus titled “Use of proceeds” in this prospectus. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our Class A common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our Class A common stock in the foreseeable future.

Instead, we plan to retain any earnings to maintain and expand our existing operations and fund our research and development programs. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Class A common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

•	any transaction that would result in a change in control of our company requires the approval of a majority of our outstanding Class B common stock voting as a separate class;

•

our multi-class common stock structure provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock;

•

our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause by the affirmative vote of holders of at least two-thirds of the voting power of our then outstanding capital stock;

•	certain amendments to our amended and restated certificate of incorporation require the approval of stockholders holding two-thirds of the voting power of our then outstanding capital stock;

•	any stockholder-proposed amendment to our amended and restated bylaws requires the approval of stockholders holding two-thirds of the voting power of our then outstanding capital stock;

•	our stockholders are only able to take action at a meeting of stockholders and are not able to take action by written consent for any matter;

•	our stockholders are able to act by written consent only if the action is first recommended or approved by the board of directors;

•	vacancies on our board of directors are able to be filled only by our board of directors and not by stockholders;

•	only our chairman of the board of directors, chief executive officer or a majority of the board of directors are authorized to call a special meeting of stockholders;

•	certain litigation against us can only be brought in Delaware;

•

our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, stockholders or employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the exclusive forum for the resolution of any claims under the Securities Act or any successor thereto. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, or any successor thereto, from bringing such claims in state or federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the foregoing forum selection provisions. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of such stockholder’s choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Special note regarding forward-looking statements

This prospectus and the documents we incorporate by reference herein contain forward-looking statements, particularly in the sections of this prospectus titled “Prospectus summary” and “Risk factors” and the sections titled “Risk Factors, ” “Management’s Discussion and Analysis of Financial Condition and Results of operations” and “Business” in our Annual Report and our Quarterly Report, which we incorporate by reference in this prospectus. In some cases, you can identify these statements by forward-looking words such as “anticipate”, “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” “would” or “will”, the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our future products, our technology, our potential market opportunity, our anticipated growth strategies and anticipated trends in our business.

These statements are only predictions based on our current expectations and projections about future events and trends. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially and adversely from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed in the section of this prospectus titled “Risk factors.” You should specifically consider the numerous risks described in the section of this prospectus titled “Risk factors” and elsewhere in this prospectus and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and results of operations” in our Annual Report and our Quarterly Report, which are incorporated by reference in this prospectus. Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially and adversely from those contained in any forward-looking statements we may make.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. These statements are inherently uncertain. Except to the extent required by law, we undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations or to reflect new information or the occurrence of unanticipated events. Given these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on such forward-looking statements as predictions of future performance or otherwise.

Industry and market data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources on assumptions that we have made that are based on such information and other similar sources and on our knowledge of, and expectations about, the markets for our products. This information involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk factors” and incorporated into and appearing elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

Use of proceeds

We estimate that the net proceeds to us from the issuance and the sale of shares of our Class A common stock in this offering will be approximately $354.4 million, based on the assumed public offering price of $106.33 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us would be approximately $407.7 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering to invest in or acquire businesses, products, technologies including obtaining intellectual property rights, or real estate. While we are continuously and actively evaluating such opportunities, we do not have any binding agreements or commitments for any material acquisitions at this time.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending the uses described above, we intend to invest the net proceeds from this offering in short and intermediate term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents, and capitalization as of June 30, 2020:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of 3,500,000 shares of Class A common stock by us in this offering at the assumed public offering price of $106.33 per share, which was the last sale price of our Class A common stock as reported by the Nasdaq Global Select Market on September 4, 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with the section of this prospectus titled “Selected consolidated financial data” as well as the section titled “Management’s Discussion and Analysis of Financial Condition and results of operations” and our consolidated financial statements and related notes in our Annual Report and our Quarterly Report, which are incorporated by reference in the prospectus.

	As of June 30, 2020
(in thousands, except share and per share data)	Actual	As adjusted(1)
	(unaudited)
Cash and cash equivalents	$339,840	$694,248

Stockholders’ equity
Class A common stock, $0.00001 par value per share; 1,000,000,000 shares authorized, and 70,394,686 shares issued and outstanding actual; 1,000,000,000 shares authorized, and 73,894,686 shares issued and outstanding as adjusted	—	—
Class B common stock, $0.00001 par value per share; 100,000,000 shares authorized, and 29,864,496 shares issued and outstanding actual; 100,000,000 shares authorized, and 29,864,496 shares issued and outstanding as adjusted	—	—
Preferred stock, $0.00001 par value per share; 100,000,000 shares authorized and no shares issued or outstanding, actual; 100,000,000 shares authorized and no shares issued or outstanding, as adjusted	—	—
Additional paid-in capital	714,630	1,069,038
Accumulated other comprehensive loss	314	314
Accumulated deficit	(323,677)	(323,677)

Total stockholders’ equity	391,269	745,677

Total capitalization	$391,269	$745,677

(1)	Excludes the effect of (i) our acquisition of all outstanding shares of CartaNA AB for an all cash purchase price of approximately $41.2 million which closed on August 21, 2020 and (ii) our previously announced pending acquisition of certain real estate in Pleasanton, California for an aggregate cash purchase price of $29.8 million.

If the underwriters exercise their option to purchase additional shares from us in full, each of our as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization and as adjusted shares of Class A common stock outstanding as of June 30, 2020 would be $747.6 million, $1,122.3 million, $799.0 million, $799.0 million and 74,419,686 shares, respectively.

The number of shares of our Class A common stock and Class B common stock issued and outstanding in the table above is based on 70,394,686 shares of our Class A common stock and 29,864,496 shares of our Class B common stock outstanding as of June 30, 2020 and excludes:

•	13,507,230 shares of Class A common stock issuable upon exercise of stock options outstanding as of June 30, 2020, at a weighted-average exercise price of $16.72 per share;

•	702,610 shares of Class A common stock issuable upon the settlement of restricted stock units outstanding as of June 30, 2020;

•	125,255 shares of Class A common stock issuable upon exercise of stock options granted after June 30, 2020, at a weighted-average exercise price of $98.93 per share;

•	126,276 shares of Class A common stock issuable upon the settlement of restricted stock units granted after June 30, 2020;

•	7,756,220 shares of Class A common stock to be reserved and available for future issuance under the Omnibus Incentive Plan; and

•	1,881,782 shares of Class A common stock available for future issuance under the ESPP.

Selected consolidated financial data

The following tables present our selected consolidated financial data for the periods and as of the dates indicated. We have derived the selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements and related notes incorporated by reference in this prospectus. We have derived the selected consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the selected consolidated balance sheet data as of June 30, 2020 from our unaudited condensed consolidated financial statements and related notes incorporated by reference in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of results that may be expected in the future. You should read the following summary consolidated financial data together with our audited consolidated financial statements and our unaudited condensed consolidated financial statements and related notes incorporated by reference in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus from our Annual Report and our Quarterly Report.

(in thousands, except share and per share data)	Year ended December 31,			Six months ended June 30,
	2017	2018	2019	2019	2020
				(unaudited)

Consolidated statements of operations data:
Revenue	$71,085	$146,313	$245,893	$109,397	$114,810
Cost of revenue(1)	10,560	28,661	61,033	28,971	25,160

Gross profit	60,525	117,652	184,860	80,426	89,650

Operating expenses:
Research and development(1)	32,164	47,537	83,097	32,999	53,527
In-process research and development	—	62,363	—	—	—
Selling, general and administrative(1)	46,736	87,936	130,834	59,464	94,803
Accrued contingent liabilities	—	30,580	1,502	1,360	624

Total operating expenses	78,900	228,416	215,433	93,823	148,954

Loss from operations	(18,375)	(110,764)	(30,573)	(13,397)	(59,304)

Other income (expense):
Interest income	308	1,024	2,805	505	1,443
Interest expense	(811)	(2,409)	(3,079)	(1,379)	(968)
Other income (expense), net	137	(249)	(186)	(141)	(240)
Loss on extinguishment of debt	—	—	—	—	(1,521)

Total other income (expense)	(366)	(1,634)	(460)	(1,015)	(1,286)

Loss before provision for income taxes	(18,741)	(112,398)	(31,033)	(14,412)	(60,590)
Provision for income taxes	21	87	218	102	720

Net loss	$(18,762)	$(112,485)	$(31,251)	$(14,514)	$(61,310)

Net loss per share, basic and diluted(2)	$(1.62)	$(8.40)	$(0.80)	$(0.96)	$(0.63)

Weighted-average shares used to compute net loss per share, basic and diluted(2)	11,587,751	13,392,273	39,091,336	15,187,258	97,903,687

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,			Six months ended June 30,
(in thousands)	2017	2018	2019	2019	2020
Cost of revenue	$44	$85	$325	$90	$710
Research and development	801	1,030	5,721	1,798	8,931
Selling, general and administrative	816	1,543	7,287	2,496	10,932

Total stock-based compensation expense	$1,661	$2,658	$13,333	$4,384	$20,573

(2)	See Note 2 and Note 9 to our condensed consolidated financial statements included in our Quarterly Report and Note 2 and Note 11 to our consolidated financial statements included in our Annual Report for further details on the calculation of net loss per share, basic and diluted and the weighted-average shares used to compute net loss per share, basic and diluted.

	As of December 31,		As of June 30,
(in thousands)	2018	2019	2020
			(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$65,080	$424,166	$339,840
Working capital(1)	73,874	417,791	329,404
Total assets	124,310	605,923	582,802
Total current liabilities	32,362	63,049	122,180
Total liabilities	101,053	185,840	191,533
Total convertible preferred stock	243,224	—	—
Accumulated deficit	(231,116)	(262,367)	(323,677)
Total stockholders’ equity (deficit)	(219,987)	420,083	391,269

(1)	Working capital is calculated as current assets less current liabilities. See our consolidated financial statements and related notes incorporated by reference in this prospectus for further details regarding our current assets and current liabilities.

Dilution

If you purchase shares of our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of June 30, 2020 was $369.7 million or $3.69 per share of common stock. Our historical net tangible book value per share represents our tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding as of June 30, 2020 (including 100,000 shares subject to repurchase as of that date).

After giving effect to the issuance and sale of 3,500,000 shares of Class A common stock by us in this offering at the assumed public offering price of $106.33 per share, which was the last sale price of our Class A common stock as reported by the Nasdaq Global Select Market on September 4, 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2020 would have been $724.1 million or $6.98 per share. This represents an immediate increase in as adjusted net tangible book value to existing stockholders of $3.29 per share and an immediate dilution in as adjusted net tangible book value to new investors of $99.35 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of Class A common stock sold in this offering and the as adjusted net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$106.33
Historical net tangible book value per share as of June 30, 2020	$3.69
Increase in as adjusted net tangible book value per share attributable to new investors purchasing shares of Class A common stock in this offering	3.29

As adjusted net tangible book value per share		6.98

Dilution per share to new investors participating in this offering		$99.35

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share of our Class A common stock after this offering would be $7.45 per share and the dilution in as adjusted net tangible book value per share to investors in this offering would be $98.88 per share of Class A common stock.

The following table sets forth, on an as adjusted basis, as of June 30, 2020, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the weighted-average price per share paid, or to be paid, by existing stockholders and by the new investors, at the assumed public offering price of $106.33 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Weighted-average price per share
	Number	Percent	Amount	Percent
Existing stockholders	100,259,182	96.6%	$711,619,000	65.7%	$7.10
New investors	3,500,000	3.4%	$372,155,000	34.3%	$106.33

Total	103,759,182	100.0%	$1,083,774,000	100.0%	$10.45

The foregoing tables assume no exercise by the underwriters of their option to purchase additional shares and no exercise of outstanding stock options or settlement of restricted stock units after June 30, 2020. If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by our existing stockholders will represent approximately 96.1% of the total number of shares of our common stock outstanding after this offering; and the number of shares held by new investors will represent approximately 3.9% of the total number of shares of our common stock outstanding after this offering. In addition, to the extent any outstanding stock options are exercised or any restricted stock units are settled, investors participating in this offering will experience further dilution.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 70,394,686 shares of our Class A common stock and 29,864,496 shares of our Class B common stock outstanding as of June 30, 2020 and excludes:

•	13,507,230 shares of Class A common stock issuable upon exercise of stock options outstanding as of June 30, 2020, at a weighted-average exercise price of $16.72 per share;

•	702,610 shares of Class A common stock issuable upon the settlement of restricted stock units outstanding as of June 30, 2020;

•	125,255 shares of Class A common stock issuable upon exercise of stock options granted after June 30, 2020, at a weighted-average exercise price of $98.93 per share;

•	126,276 shares of Class A common stock issuable upon the settlement of restricted stock units granted after June 30, 2020;

•	7,756,220 shares of Class A common stock available for future issuance under the Omnibus Incentive Plan; and

•	1,881,782 shares of Class A common stock available for future issuance under the ESPP.

Certain relationships and related party transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements discussed in the sections titled “Certain Relationships and Related Party Transactions” and “Executive Compensation” in our Annual Report, which is incorporated by reference in this prospectus, and the registration rights described in the section of this prospectus titled “Description of capital stock—Registration rights”, the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of any class of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required in the section titled “Executive Compensation” in our Annual Report which is incorporated by reference in this prospectus. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Convertible preferred stock financings

The following table summarizes purchases of our Convertible Preferred Stock by our directors and holders of more than 5% percent of any class of our capital stock and their affiliated entities. None of our executive officers purchased shares of Convertible Preferred Stock since January 1, 2017.

Name	Shares of Series C convertible preferred stock(1)	Shares of Series D convertible preferred stock(2)	Shares of Series D-1 convertible preferred stock(3)	Aggregate purchase price
				(in thousands)
Meritech Capital Partners and affiliated entities(4)	—	2,089,864	1,571,090	$40,000
Fidelity and affiliated entities(5)	1,451,476	764,890	785,545	$23,820
Softbank and affiliates entities(6)	1,451,476	1,044,932	—	$16,500
Venrock and affiliated entities(7)	1,116,520	—	—	$5,000
John R. Stuelpnagel Trust(8)	—	49,634	—	$475

(1)	Our Series C Convertible Preferred Stock was issued between February 2016 and March 2017.

(2)	Our Series D Convertible Preferred Stock was issued in April 2018.

(3)	Our Series D-1 Convertible Preferred Stock was issued in October 2018.

(4)	Meritech Capital Partners is one of our principal stockholders. See the section of this prospectus titled “Principal stockholders” for more information.

(5)	Fidelity is one of our principal stockholders. See the section of this prospectus titled “Principal stockholders” for more information.

(6)	Softbank is one of our principal stockholders. See the section of this prospectus titled “Principal stockholders” for more information.

(7)	Venrock is one of our principal stockholders. See the section of this prospectus titled “Principal stockholders” for more information. Dr. Roberts, a member of our board of directors, is affiliated with Venrock.

(8)	Dr. Stuelpnagel, the chairman of our board of directors, is trustee of the John R. Stuelpnagel Trust.

Amended and Restated Investors’ Rights Agreement

We are party to our Amended and Restated Investors’ Rights Agreement (the “IRA”), dated as of October 18, 2018, which provides, among other things, that certain holders of our capital stock, including Dr. Saxonov, our Chief Executive Officer, Dr. Hindson, our Chief Scientific Officer, the John R. Stuelpnagel Trust and entities affiliated with each of Fidelity and Venrock and certain of their transferees, be covered by a registration statement that we are otherwise filing and receive certain registration rights. Dr. Roberts, a member of our board of directors, is affiliated with Venrock. Dr. Stuelpnagel, the chairman of our board of directors, is trustee of the John R. Stuelpnagel Trust. The registration and associated rights set forth in the IRA will expire no later than two years following the completion of our initial public offering in 2019. See the section of this prospectus titled “Description of capital stock—Registration rights” for additional information regarding these registration rights. All other rights set forth in the IRA terminated immediately prior to the completion of our initial public offering in 2019.

Stock option grants to directors and executive officers

We have granted stock options to our certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers see the section titled “Executive Compensation” in our Annual Report, which is incorporated by reference in this prospectus.

Limitation of liability and indemnification of directors and officers

Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. For more information regarding the limitations of liability and indemnification see the section of this prospectus titled “Description of capital stock.”

Related-party transaction policy

We have adopted a formal written policy that applies to our executive officers, directors, holders of more than five percent of any class of our voting securities and any member of the immediate family of, and any entity affiliated with, any of the foregoing persons. Such persons will not be permitted to enter into a related-party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of their immediate family members or affiliates in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction will be on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related-party’s interest in the transaction.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our common stock as of July 31, 2020, by:

•	each of our named executive officers and directors individually;

•	all directors and executive officers as a group; and

•	each person whom we know to beneficially own more than 5% of any class our common stock.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of July 31, 2020. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options, but are not outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 72,144,394 shares of our Class A common stock and 28,214,496 shares of our Class B common stock outstanding as of July 31, 2020.

We have based our calculation of the percentage of beneficial ownership after this offering on 75,644,394 shares of Class A common stock and 28,214,496 shares of our Class B common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional 525,000 shares of our Class A common stock from us in full.

Unless otherwise indicated, the address for each listed stockholder is: c/o 10x Genomics, Inc., 6230 Stoneridge Mall Road, Pleasanton, California 94588. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares beneficially owned before the offering				Shares beneficially owned after the offering(1)
	Class A common stock		Class B common stock		Class A common stock		Class B common stock
Name and address of beneficial owner	Number	Percent	Number	Percent	Number	Percent	Number	Percent

Named Executive Officers and Directors:
Serge Saxonov(2)	1,189,687	1.6%	3,031,865	10.7%	1,189,687	1.6%	3,031,865	10.7%
Benjamin J. Hindson(3)	659,582	*	3,000,000	10.6%	659,582	*	3,000,000	10.6%
Justin J. McAnear(4)	557,460	*	—	—	557,460	*	—	—
Eric S. Whitaker(5)	399,287	*	—	—	399,287	*	—	—
John R. Stuelpnagel(6)	564,599	*	2,105,736	7.5%	564,599	*	2,105,736	7.5%
Sridhar Kosaraju(7)	131,108	*	—	—	131,108	*	—	—
Mathai Mammen(8)	201,108	*	—	—	201,108	*	—	—
Kimberly J. Popovits(9)	1,108	*	—	—	1,108	*	—	—
Bryan E. Roberts(10)	14,441	*	—	—	14,441	*	—	—
Shehnaaz Suliman(11)	101,108	*	—	—	101,108	*	—	—
All executive officers and directors as a group (12 persons)(12)	5,191,296	6.9%	8,137,601	28.8%	5,191,296	6.6%	8,137,601	28.8%

5% Stockholders:
Fidelity and affiliated entities(13)	3,556,681	4.9%	7,565,733	26.8%	3,556,681	4.7%	7,565,733	26.8%
Venrock and affiliated entities(14)	300,000	*	8,790,422	31.2%	300,000	*	8,790,422	31.2%
Foresite Capital Management and affiliated entities(15)	7,312,500	10.1%	1,503,528	5.3%	7,312,500	9.7%	1,503,528	5.3%
Morgan Stanley and affiliated entities(16)	6,792,818	9.4%	—	—	6,792,818	9.0%	—	—
Softbank and affiliates entities(17)	3,836,232	5.3%	—	—	3,836,232	5.1%	—	—
Meritech Capital Partners and affiliated entities(18)	3,660,954	5.1%	—	—	3,660,954	4.8%	—	—

*	Less than 1%.

(1)	Assumes no exercise by underwriters of their option to purchase additional shares. See the section of this prospectus titled “Underwriting.”

(2)	Consists of (i) 953,181 shares of Class A common stock; (ii) 236,506 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2020, all of which are vested as of such date; (iii) 1,281,865 shares of Class B common stock; and (iv) 1,750,000 shares of Class B common stock held by Polaris 2018 Irrevocable Trust, Antares 2018 Irrevocable Trust, Arcturus 2018 Irrevocable Trust, FLY 2018 Irrevocable Trust, LY 2018 Irrevocable Trust, MS 2018 Irrevocable Trust and NS 2018 Irrevocable Trust of which Dr. Saxonov is the sole trustee.

(3)	Consists of (i) 3,000,000 shares of Class B common stock; (ii) 67,500 shares of Class A common stock; and (iii) 592,082 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2020, all of which are vested as of such date.

(4)	Consists of (i) 933 shares of Class A common stock and (ii) 556,527 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2020 (244,027 shares of which vest within 60 days of July 31, 2020).

(5)	Consists of (i) 142,544 shares of Class A common stock and (ii) 256,743 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2020 (147,368 shares of which vest within 60 days of July 31, 2020).

(6)	Consists of (i) 2,105,736 shares of Class B common stock held by the John R. Stuelpnagel Trust of which Dr. Stuelpnagel is the sole trustee; (ii) 563,491 shares of Class A common stock (94,792 shares of which were subject to our right of repurchase as of July 31, 2020); and (iii) 1,108 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2020, all of which are vested as of such date.

(7)	Consists of (i) 10,833 shares of Class A common stock held by the Kosaraju Family Trust dated June 21, 2014 of which Mr. Kosaraju is trustee; (ii) 10,000 shares of Class A common stock; and (iii) 110,275 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2020 (29,025 shares of which vest within 60 days of July 31, 2020).

(8)	Consists of 201,108 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2020 (163,608 shares of which vest within 60 days of July 31, 2020).

(9)	Consists of 1,108 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2020, all of which are vested as of such date.

(10)	Consists of 14,441 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2020, all of which are vested as of such date. Dr. Roberts does not have voting and dispositive power over the shares held by Venrock and Venrock’s affiliated entities.

(11)	Consists of 101,108 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of July 31, 2020 (28,191 shares of which vest within 60 days of July 31, 2020).

(12)	Consists of (i) 1,750,278 shares of Class A common stock beneficially owned by our named executive officers, current directors and other executive officers (94,792 shares of which were subject to our right of repurchase as of July 31, 2020); (ii) 3,441,018 shares of Class A common stock subject to outstanding stock options that are exercisable within 60 days of March 31, 2020 by our named executive officers, current directors and other executive officers (2,431,642 shares of which vest within 60 days of July 31, 2020); and (iii) 8,137,601 shares of Class B common stock beneficially owned by our named executive officers, current directors and other executive officers.

(13)	Consists of 7,565,733 shares of Class B Common Stock directly owned by investment companies advised by FMR Co. LLC an indirect wholly-owned subsidiary of FMR LLC. Based upon a Schedule 13G/A filed by FMR LLC with the SEC on May 11, 2020 (the “Fidelity 13G/A”) on behalf of itself and Abigail P. Johnson (the “Fidelity Entities”), as of April 30, 2020, the Fidelity Entities beneficially owned 3,556,681 shares of Class A common stock. Pursuant to the Fidelity 13G/A: Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC; Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC; the Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares and, accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC; neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees; FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees; and the address for FMR LLC is 245 Summer Street, Boston, MA 02210.

(14)	Consists of: (i) 8,150,480 shares of Class B common stock held by Venrock Associates VI, L.P. (“VA VI”) and (ii) 639,942 shares of Class B common stock held by Venrock Partners VI, L.P. (“VP VI”). Based upon a Schedule 13G filed by VA VI with the SEC on February 14, 2020 (the “Venrock 13G”), as of December 31, 2019: (a) 272,730 shares of Class A common stock were held by Venrock Healthcare Capital Partners III, L.P. (“VHCP-III”) and (b) 27,270 shares of Class A common stock held by VHCP Co-Investment Holdings III, LLC (“VHCP-III Co-Invest”). Pursuant to the Venrock 13G: Venrock Management VI, LLC (“VM VI”), is the sole general partner of VA VI; Venrock Partners Management VI, LLC (“VPM VI”) is the sole general partner of VP VI; VHCP Management III, LLC (“VHCPM-III”) is the sole general partner of VHCP-III and the sole manager of VHCP-III Co-Invest; VM VI, VPM VI and VHCPM-III expressly disclaim beneficial ownership over all shares held by VA VI, VP VI, VHCP-III and VHCP-III Co-Invest, except to the extent of their indirect pecuniary interest therein; Dr. Roberts is a member of VM VI and VPMVI and disclaims beneficial ownership over all shares held by VA VI, and VP VI, except to the extent of his indirect pecuniary interests therein; Dr. Bong Koh and Nimish Shah are the voting members of VHCPM-III and disclaim beneficial ownership over all shares held by VHCP-III and VHCP-III Co-Invest, except to the extent of their indirect pecuniary interests therein; and the address of each of the entities and individuals identified in this footnote is c/o Venrock, 3340 Hillview Avenue, Palo Alto, CA 94304.

(15)	Consists of: (i) 3,312,500 shares of Class A common stock owned directly by Foresite Capital Fund I, L.P. (“FCF I”); (ii) 4,000,000 shares of Class A common stock owned directly by Foresite Capital Fund II, L.P. (“FCF II”); and (iii) 1,503,528 shares of Class B common stock owned directly by FCF II. Based solely upon a Schedule 13G filed by FCF I with the SEC on February 14, 2020 (the “Foresite 13G”): Foresite Capital Management I, LLC (“FCM I”), is the general partner of FCF I and may be deemed to have sole voting and dispositive power over shares held by FCF I; Foresite Capital Management II, LLC (“FCM II”) is the general partner of FCF II and may be deemed to have sole voting and dispositive power over shares held by FCF II; James B. Tananbaum (“Mr. Tananbaum”), in his capacity as managing member of FCM I and FCM II, may be deemed to have sole voting and dispositive power over such shares; each of FCM I, FCM II and its members and Mr. Tananbaum disclaim beneficial ownership of any of such shares except to the extent of any pecuniary interest therein; and the address for Mr. Tananbaum and each of the entities identified in this footnote is c/o Foresite Capital Management, 600 Montgomery Street, Suite 4500, San Francisco CA, 94111. The Foresite 13G did not report beneficial ownership of any shares of Class A common stock.

(16)	Based upon the Schedule 13G/A filed by Morgan Stanley with the SEC on May 8, 2020, as of April 30, 2020, Morgan Stanley’s ownership consisted of 6,792,818 shares of Class A common stock owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., a wholly-owned subsidiary of Morgan Stanley. The address for each of the entities identified in this footnote is 1585 Broadway, New York, NY 10036.

(17)	Based upon the Schedule 13G filed by Softbank Vision Fund (AIV M2) L.P. (“SVF”) with the SEC on February 14, 2020 (the “Softbank 13G”), as of December 31, 2019, Softbank’s ownership consisted of 3,836,232 shares of Class B common stock held by SVF. Pursuant to the Softbank 13G: SB Investment Advisers (UK) Limited (“SBIA UK”) has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing SVF in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly; as AIFM of SVF, SBIA UK is exclusively responsible for portfolio management and risk management; SBIA UK disclaims beneficial ownership of the shares of Class B common stock owned by SVF except to the extent of its pecuniary interest therein; and the address for SVF is SoftBank Vision Fund (AIV M2) L.P., 251 Little Falls Drive, Wilmington, DE 19808 and for SBIA UK is SB Investment Advisers (UK) Limited, 69 Grosvenor Street, London W1K 3JW, United Kingdom. Subsequent to the filing of the Softbank 13G, the shares of Class B common stock held by SVF were converted into shares of Class A common stock and are reflected as Class A common stock in the table above.

(18)	Based upon the Schedule 13G filed by Meritech Capital Partners V L.P. (“MCP V”) with the SEC on February 14, 2020 (the “Meritech 13G”), as of December 31, 2019, Meritech Capital Partners’ ownership consisted of: (i) 2,984,864 shares of Class B common stock held by MCP V; (ii) 103,604 shares of Class A common stock held by Meritech Capital Affiliates V L.P. (“MC AFF V”); and (iii) 572,486 shares of Class A common stock held by Meritech Capital Partners V Sidecar L.P. (“MC Sidecar V”). Pursuant to the Meritech 13G: Meritech Capital Associates V L.L.C. is the general partner of each of MCP V, MC AFF V and MCV Sidecar V, and may be deemed to have indirect beneficial ownership of such shares; and the address of each of the entities is Meritech Capital Partners, 245 Lytton Ave, Suite 125, Palo Alto, CA 94301. Subsequent to the filing of the Meritech 13G, the shares of Class B common stock held by MCP V were converted into shares of Class A common stock and are reflected as Class A common stock in the table above.

Description of capital stock

The following description summarizes certain important terms of our capital stock. Our board of directors has adopted, and our stockholders have approved, an amended and restated certificate of incorporation and amended and restated bylaws and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Authorized and outstanding capital stock

Our authorized capital stock consists of 1,200,000,000 shares of capital stock, $0.00001 par value per share, of which:

•	1,000,000,000 shares are designated as Class A common stock;

•	100,000,000 shares are designated as Class B common stock; and

•	100,000,000 shares are designated as preferred stock.

Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors will have the authority, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.

Common stock

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical except with respect to voting and conversion.

Voting rights. Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to ten votes for each share held. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of our initial public offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three year terms.

In addition, our amended and restated certificate of incorporation requires the approval of a majority of our outstanding Class B common stock, voting as a separate class, prior to:

•

any modification of our amended and restated certificate of incorporation that modifies the voting, conversion or other rights, powers, preferences, privileges or restrictions of our Class B common stock;

•

the reclassification of any outstanding shares of our Class A common stock into shares of any class or series of stock having rights as to dividends or liquidation that are senior to our Class B common stock or the right to have more than one (1) vote for each share thereof, or amend our amended and restated certificate of incorporation to so provide;

•	issuances of shares of Class B common stock;

•	the authorization, or issuance of any shares of, any class or series of our securities having the right to more than (1) vote for each share thereof, subject to certain exceptions; and

•	the consummation of any liquidation, dissolution or winding up of us, whether voluntary or by acquisition, consolidation, merger or asset transfer.

Dividend rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section of this prospectus titled “Dividend policy” for additional information.

Rights upon liquidation. If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock; provided, however, that holders of common stock may receive, or have the right to elect to receive, different or disproportionate consideration if the only difference is that any securities distributed to the holder of a share of Class B common stock have ten times the voting power of any securities distributed to the holder of a share of Class A common stock.

No preemptive or similar rights. Our common stock is not entitled to preemptive rights and is not subject to conversion (other than as described below), redemption or sinking fund provisions.

Conversion of Class B common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer (other than certain transfers described in our amended and restated certificate of incorporation, including estate planning transfers where sole dispositive power and exclusive voting control with respect to the shares of Class B common stock are retained by the transferring holder and transfers between our co-founders). In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted entities of such natural person (as described in our amended and restated certificate of incorporation), will convert automatically into one share of Class A common stock upon the death of such natural person. In the event of the death or permanent and total disability of a co-founder, shares of Class B common stock held by such co-founder or his permitted entities will convert to Class A common stock, provided that the conversion will be deferred for nine months, or up to 18 months if approved by a majority of our independent directors, following his death or permanent and total disability. Transfers between our co-founders are permitted transfers and will not result in conversion of the shares of Class B common stock that are transferred. Each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) a date on or after the one year anniversary of the closing of our initial public offering that is specified by the affirmative vote of the holders of a majority of the then outstanding shares of Class B common stock; (ii) the date on which the outstanding shares of Class B common stock represent less than two percent of the aggregate number of shares of the then outstanding Class A common stock and Class B common stock; or (iii) nine months after the death or total disability of the last of our co-founders to die or become totally disabled, or such later date not to exceed a total period of 18 months after such death or disability as may be approved by a majority of our independent directors.

Preferred stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock options and restricted stock units

As of June 30, 2020, we had outstanding stock options to purchase an aggregate of 13,507,230 shares of our Class A common stock, with a weighted-average exercise price of $16.72 per share, under our equity compensation plans. In addition, subsequent to June 30, 2020, we granted options to purchase 125,255 shares of Class A common stock with a weighted-average exercise price of $98.93. As of June 30, 2020, we had outstanding restricted stock units which would settle upon vesting into 702,610 shares of our Class A common stock. In addition, subsequent to June 30, 2020, we granted restricted stock units which would settle upon vesting into 126,276 shares of our Class A common stock.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Multi-class stock. As described above in the subsection titled “ —Common stock—Voting rights”, our amended and restated certificate of incorporation provides for a multi-class common stock structure, which provides our pre-offering investors, which includes our executive officers, employees, directors and their affiliates, with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Board of directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third-party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Matters To Come Before The 2020 Annual Meeting, Proposal One: Election of Directors—Board of Directors Composition” in our Annual Report, which is incorporated by reference in this prospectus.

Stockholder action; special meeting of stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairman of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors removed only for cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause by the affirmative vote of holders of at least two-thirds of the voting power of our then outstanding capital stock.

Amendment of charter and bylaws provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation and amended and restated bylaws would require approval by holders of at least two-thirds of the voting power of our then outstanding capital stock. In addition, any stockholder-proposed amendment to our amended and restated bylaws will require the approval of stockholders holding two-thirds of the voting power of our then outstanding capital stock.

Issuance of undesignated preferred stock. Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Limitation of liability of directors and officers

Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws also provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum selection

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our amended and restated bylaws; or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the courts having jurisdiction over indispensable parties named as defendants. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the exclusive forum for the resolution of any claims under the Securities Act or any successor thereto. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, or any successor thereto, from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Anti-takeover effects of some provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Registration rights

After the completion of this offering, certain holders of our Class B common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investors’ Rights Agreement (the “IRA”). The registration rights set forth in the IRA will expire two years following the completion of our initial public offering in 2019, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares on any one day pursuant to Rule 144 of the Securities Act or a similar exemption. We will pay the registration expenses (other than underwriting discounts, selling commissions and transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. Certain stockholders who are party to the IRA have waived their rights under the IRA to include their registrable shares in this offering. See the section of this prospectus titled “Shares eligible for future sale—Lock-up agreements” for additional information regarding such restrictions.

Demand registration rights. After the completion of this offering, the holders of up to 18,461,891 shares of our Class B common stock will be entitled to certain demand registration rights. At any time, the holders of at least 50% of these shares then outstanding can request that we register the offer and sale of their shares, or such request must cover securities in which the anticipated aggregate public offering price, before payment of underwriting discounts and commissions, is at least $10,000,000. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

S-3 registration rights. After the completion of this offering, the holders of up to 18,461,891 shares of our Class B common stock will be entitled to certain Form S-3 registration rights. The holders of at least 20% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $1,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Piggyback registration rights. After the completion of this offering, if we propose to register the offer and sale of our Class A common stock under the Securities Act, in connection with the public offering of such Class A common stock, the holders of up to 1,849,269 shares of our Class A common stock and 24,493,756 shares of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered; (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act; or (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our Class A common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Listing

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “TXG.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Shares eligible for future sale

Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 73,894,686 shares of Class A common stock and 29,864,496 shares of Class B common stock outstanding, in each case, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of any stock options after June 30, 2020. Subject to any applicable lock-up agreements, all of the shares, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Based on the number of shares of our common stock outstanding as of June 30, 2020, after giving effect to the sale of the shares of our Class A common stock in this offering, approximately 25,429,190 shares of Class A common stock outstanding and approximately 27,647,284 shares of Class B common stock (including the shares of Class A common stock into which such shares are convertible) outstanding are “restricted shares” as defined in Rule 144 may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 738,946 shares immediately after this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	the average weekly trading volume of our Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or stock option plan or other written agreement before the effective date of the registration statement on Form S-1 for our initial public offering is entitled to resell such shares in reliance on Rule 144.

Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, may be sold by persons other than “affiliates”, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration rights

Upon completion of this offering, the holders of up to 1,849,269 shares of our Class A common stock and 24,493,756 shares of Class B common stock, as converted into an equivalent number of shares of our Class A common stock upon such offer and sale, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section of this prospectus titled “Description of capital stock—Registration rights” for additional information.

Stock options and restricted stock units

As of June 30, 2020, stock options to purchase a total of 13,507,230 shares of Class A common stock were outstanding. As of June 30, 2020, restricted stock units which would settle upon vesting into 702,610 shares of our Class A common stock were outstanding. As of June 30, 2020, an additional 8,007,751 shares of Class A common stock were available for future grants of equity awards under our stock plans. See the section titled “Executive Compensation—Equity Incentive Plans” in our Annual Report incorporated by reference in this prospectus for more information regarding the 2012 Stock Plan and our Omnibus Incentive Plan.

In connection with our initial public offering in 2019, we filed a registration statement under the Securities Act covering all shares of Class A common stock issuable pursuant to our ESPP and all shares of Class A common stock issuable pursuant to outstanding or future awards granted pursuant to the 2012 Stock Plan and our Omnibus Incentive Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual lock-up restrictions described below.

Lock-up agreements

All of our directors and executive officers who are our affiliates, in their individual capacities, and on behalf of their respective affiliated funds have agreed, subject to certain exceptions, from the date of this prospectus through and including the 60th day after the date of this prospectus, that they will not, without the consent of J.P. Morgan Securities and BofA Securities, Inc. (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock (including, without limitation, shares of Class A common stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option); (ii) enter into any hedge, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Class A common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Class A common stock or such other securities, in cash or otherwise; (iii) make any demand for or exercise any right with respect to the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for shares of Class A common stock; or (iv) publicly disclose the intention to undertake any of the foregoing. The restrictions in these agreements do not apply to existing and planned trading plans. We have received notice from these individuals and entities subject to the lock-up which in the aggregate will allow for the sale or distribution pursuant to such trading plans of up to 1,764,750 total shares prior to December 31, 2020. See the section of this prospectus titled “Underwriting.”

Material United States federal income and estate tax consequences to non-U.S. holders

The following is a summary of material United States federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation”, “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under the subsection titled “—Gain on disposition of Class A common stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (i) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (ii) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of Class A common stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States (provided such individual has timely filed United States federal income tax returns with respect to such losses).

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal estate tax

Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional withholding requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our Class A common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (a) an exemption from FATCA, or (b) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding; or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under the subsection titled “—Dividends”, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Under applicable Treasury regulations and administrative guidance, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

Underwriting

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc. and Cowen and Company, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.

Total	3,500,000

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the offering of the shares of Class A common stock to the public, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to 525,000 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.0 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $35,000. The underwriters have agreed to reimburse us for expenses in connection with this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, for a period of 60 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with, or submit to, the SEC a registration statement under the Securities Act relating to, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, submission or filing; or (ii) enter into any swap, hedging, or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Class A common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Class A common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. Notwithstanding the foregoing, we may issue shares of our Class A common stock or securities convertible into or exercisable or exchangeable for shares of our Class A common stock in amount equal to up to 7.5% of the total number of outstanding shares of our Class A common stock outstanding immediately following the issuance of the shares of Class A common stock to be sold in this offering in connection with mergers, acquisitions or commercial or strategic transactions (including, without limitation, entry into joint ventures, marketing or distribution agreements or collaboration agreements or acquisitions of technology, assets or intellectual property licenses) provided that the recipient execute a lock-up agreement with respect to such shares.

All of our directors and executive officers who are our affiliates, in their individual capacities, and on behalf of their respective affiliated funds have agreed, subject to certain exceptions, for a period of sixty days after the date of this prospectus, that they will not, without the consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock (including, without limitation, shares of Class A common stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant); (ii) enter into any hedging, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Class A common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Class A common stock or such other securities, in cash or otherwise; (iii) make any demand for or exercise any right with respect to the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for shares of Class A common stock; or (iv) publicly disclose the intention to undertake any of the foregoing. The restrictions in these agreements do not apply to existing and planned trading plans. We have received notice from these individuals and entities subject to the lock-up which in the aggregate will allow for the sale or distribution pursuant to such trading plans of up to 1,764,750 total shares prior to December 31, 2020.

Our shares of Class A common stock are listed on the Nasdaq Global Select Market under the symbol “TXG.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering and the purchasing of shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Certain of the underwriters served as underwriters in our initial public offering in September 2019. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area and the United Kingdom

In relation to each member state of the European Economic Area and the United Kingdom, or each, a “Relevant State,” no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(i)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129. References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

Notice to prospective investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended the “Financial Promotion Order”; (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; (iii) are outside the United Kingdom; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (“DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”), of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”), or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(i)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(ii)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of the shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (CMA) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (BVI Companies), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the

PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of the securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (or Commission), for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in Section 96(1) applies:

Section 96(1)(a): the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent,

(ii)	the South African Public Investment Corporation,

(iii)	persons or entities regulated by the Reserve Bank of South Africa,

(iv)	authorised financial service providers under South African law,

(v)	financial institutions recognised as such under South African law,

(vi)	a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law), or

(vii)	any combination of the persons in (i) to (vi); or

Section 96(1)(b): the total contemplated acquisition cost of the securities, for a single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 – 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 – 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Legal matters

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for 10x Genomics, Inc. by Simpson Thacher & Bartlett LLP. Cooley LLP is representing the underwriters.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains a website at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto and which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We file periodic reports and other information with the SEC. We also maintain a website at https://www.10xgenomics.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Incorporation by reference

The rules of the SEC allow us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the the Exchange Act and applicable SEC rules are not deemed “filed” under the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 27, 2020;

•

our Definitive Proxy Statement on Schedule 14A (with respect to portions thereof that are incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2019), filed on April 24, 2020;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2020, filed on May 12, 2020, and for the quarter ended June 30, 2020, filed on August 12, 2020; and

•

our Current Reports on Form 8-K filed on March 26, 2020 and June 18, 2020 (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein).

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner. We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. You should direct requests for those documents to 10x Genomics, Inc. 6230 Stoneridge Mall Road, Pleasanton, California 94588; Attention: Corporate Secretary (telephone: (925) 401-7300).

Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

3,500,000 shares

Class A common stock

Prospectus

J.P. Morgan	BofA Securities	Cowen

Stifel		William Blair

                    , 2020

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee and the Financial Industry Regulatory Authority (“FINRA”) fee.

Amount paid or to be paid
SEC registration fee	$55,552
FINRA filing fee	64,697
Transfer agent’s fees	5,000
Printing and engraving expenses	110,000
Legal fees and expenses	400,000
Accounting fees and expenses	330,000
Miscellaneous	34,751

Total	$1,000,000

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 7 of the registrant’s amended and restated bylaws provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors, executive officers and certain other officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains policies of insurance under which coverage is provided to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent sales of unregistered securities

From January 1, 2016 through September 4, 2020, the registrant has issued and sold the following securities without registration under the Securities Act of 1933:

•	16,747,799 shares of Series C Convertible Preferred Stock to 25 accredited investors at a price of $4.48 per share, for aggregate proceeds of approximately $74,999,994;

•	5,224,658 shares of Series D Convertible Preferred Stock to 20 accredited investors at a price of $9.57 per share, for aggregate proceeds of approximately $49,999,977;

•	2,749,407 shares of Series D-1 Convertible Preferred Stock to 6 accredited investors at a price of $12.73 per share, for aggregate proceeds of approximately $34,999,951;

•

Stock options to employees, directors, consultants and other service providers of the Registrant to purchase an aggregate of 17,252,570 shares of Class A common stock under the Registrant’s 2012 Stock Plan, with per share exercise prices ranging from $1.07 to $30.00;

•

6,263,013 shares of Class A common stock to employees, directors, consultants and other service providers of the Registrant upon the exercise of stock options granted under the Registrant’s 2012 Stock Plan, with per share purchase prices ranging from $0.21 to $11.48;

•	157,109 shares of Class A common stock for in-process research and development; and

•

Warrants to purchase an aggregate of 79,000 shares of our Class A common stock, exercisable for a period of 10 years at an exercise price of $1.07 per share, to a lender in connection with our entry into a Loan and Security Agreement with Silicon Valley Bank in 2016 and an aggregate of 125,000 shares of our Class A common stock, exercisable for a period of 10 years at an exercise price of $1.62 per share, to a lender in connection with the entry into the Second Amended and Restated Loan and Security Agreement with Silicon Valley Bank in 2018. Subsequently, the registrant issued (i) an aggregate of 161,373 shares of Class A common stock to an accredited investor upon the cashless exercise of the investor’s then outstanding warrants to purchase an aggregate of 164,099 shares of Class A common stock, the aggregate exercise price of which was approximately $0.2 million, representing a weighted-average exercise price per share of approximately $1.03 and (ii) an aggregate of 99,651 shares of Class A common stock to two accredited investors upon the cashless exercises of the investors’ then outstanding warrants to purchase an aggregate of 102,000 shares of Class A common stock, the aggregate exercise price of which was approximately $0.1 million, representing a weighted-average exercise price per share of approximately $1.41.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The offers, sales and issuances of the securities described above were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities, other than the Warrant Shares, were our employees, consultants, directors or other service providers and they received the securities under our 2012 Plan. The recipients of the Warrant Shares are accredited investors. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and financial statement schedules

(a)	See the Exhibit Index immediately following the signature page for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules. Schedule I—Condensed Financial Information of 10x Genomics, Inc. (incorporated by reference to Schedule I as filed in Part II. Item 8 of the registrants Annual Report for the Fiscal year ended December 31, 2019).

Item 17. Undertakings

(a)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date

1.1**	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-39035	3.1	9/16/2019

3.2#	Amended and Restated Bylaws of the Registrant.	8-K	001-39035	3.1	3/26/2020

4.1#	Amended and Restated Investors’ Rights Agreement, dated as of October 18, 2018, by and among the Registrant and the other parties thereto.	S-1/A	333-233361	4.1	8/19/2019

4.2#	Form of Stock Certificate for Class A Common Stock of the Registrant.	S-1	333-233361	4.2	8/19/2019

5.1**	Opinion of Simpson Thacher & Bartlett LLP.

10.1#	Lease Agreement, dated August 2, 2018, between the Registrant and 6200 Stoneridge Mall Road Investors LLC.	S-1	333-233361	10.3	8/19/2019

10.2#	First Amendment to Lease Agreement, dated May 20, 2019, between the Registrant and 6200 Stoneridge Mall Road Investors LLC.	S-1	333-233361	10.4	8/19/2019

10.3#	Second Amendment to Lease Agreement, dated July 24, 2020, between the Registrant and 6200 Stoneridge Mall Road Investors LLC.	10-Q	001-39035	10.6	8/12/2020

10.4#	Agreement for Purchase and Sale, dated August 10, 2020, between the Registrant and Equity One (West Coast Portfolio) LLC	10-Q	001-39035	10.7	8/12/2020

10.5#*	License Agreement, dated September 26, 2013, between the Registrant and the President and Fellows of Harvard College.	S-1	333-233361	10.5	8/19/2019

10.6#*	Amendment No. 1 to License Agreement, dated October 25, 2018, between the Registrant and President and Fellows of Harvard College.	S-1	333-233361	10.6	8/19/2019

10.7#*	Exclusive (Equity) Agreement, dated October 15, 2015, between Epinomics, Inc. and The Board of Trustees of the Leland Stanford Junior University.	S-1	333-233361	10.7	8/19/2019

10.8#	Amendment No. 1 to the License Agreement, dated February 1, 2017, between Epinomics and The Board of Trustees of the Leland Stanford Junior University.	S-1	333-233361	10.8	8/19/2019

10.9#*	Amendment No. 2 to the License Agreement, dated July 27, 2018, between the Registrant and The Board of Trustees of the Leland Stanford Junior University.	S-1	333-233361	10.9	8/19/2019

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date

10.10#+	Amended and Restated 2012 Stock Plan and forms of award agreements thereunder.	S-1/A	333-233361	10.10	9/3/2019

10.11#+	2019 Omnibus Incentive Plan and forms of award agreements thereunder.	S-1/A	333-233361	10.11	9/3/2019

10.12#+	2019 Employee Stock Purchase Plan and forms of agreements thereunder.	10-Q	001-39035	10.04	11/12/2019

10.13#+	Non-Employee Director Compensation Policy.	S-1	333-233361	10.13	8/19/2019

10.14#+	Employment Offer Letter by and between the Registrant and Eric S. Whitaker.	S-1	333-233361	10.14	8/19/2019

10.15#+	Employment Offer Letter by and between the Registrant and Justin McAnear.	S-1	333-233361	10.15	8/19/2019

10.16#+	Form of At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement.	S-1	333-233361	10.16	8/19/2019

10.17#+	Form of Indemnification Agreement between 10x Genomics, Inc. and directors and executive officers of 10x Genomics, Inc.	S-1/A	333-233361	10.17	9/3/2019

23.1**	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1).

23.2**	Consent of Independent Registered Public Accounting Firm.

24.1**	Power of Attorney (included in the signature page to this Registration Statement).

#	Previously filed.

+	Management contract or compensatory plan or arrangement.

*	Portions of this exhibit have been omitted pursuant to Item 601 of Regulation S-K promulgated under the Securities Act because the information (i) is not material and (ii) would be competitively harmful if publicly disclosed.

**	Filed herewith

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on the 8th day of September, 2020.

10x Genomics, Inc.

By:	/s/ Serge Saxonov
Name: Serge Saxonov
Title: Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Serge Saxonov, Justin J. McAnear and Eric S. Whitaker, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Serge Saxonov Serge Saxonov	Chief Executive Officer and Director (Principal Executive Officer)	September 8, 2020

/s/ Benjamin J. Hindson Benjamin J. Hindson	President and Director	September 8, 2020

/s/ Justin J. McAnear Justin J. McAnear	Chief Financial Officer (Principal Accounting and Financial Officer)	September 8, 2020

/s/ John R. Stuelpnagel John R. Stuelpnagel	Chairman of the board of directors	September 8, 2020

/s/ Sridhar Kosaraju Sridhar Kosaraju	Director	September 8, 2020

/s/ Mathai Mammen Mathai Mammen	Director	September 8, 2020

/s/ Kimberly Popovitz Kimberly Popovitz	Director	September 8, 2020

/s/ Bryan E. Roberts Bryan E. Roberts	Director	September 8, 2020

/s/ Shehnaaz Suliman Shehnaaz Suliman	Director	September 8, 2020